February 21, 2017

VIA EDGAR

Sumeera Younis, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Series Trust (the “Trust”)
Registration Statement on Form N-1A (File Nos. 333-214851 and 811-23216)

Dear Ms. Younis:

On behalf of FS Multi-Strategy Alternatives Fund (the “Fund”), a series of the Trust, set forth below are the Trust’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 30, 2016 regarding the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). For your convenience, each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Fund’s response. Capitalized terms used but not defined in this letter shall have the meanings given to them in the Registration Statement.

We also describe below the changes that the Fund has made in response to the Staff’s comments in Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A, which is being filed by the Trust on the date hereof (the “Revised Registration Statement”), or which will be included in one or more additional pre-effective amendments to be filed subsequently.

Cover Page

1. Provide tickers for Class A and Class I shares and also update the EDGAR series and class identifier information to reflect the tickers.

The Fund has provided the requested information in the Revised Registration Statement.

Prospectus

Fee Table

2. Provide a completed fee table. The Staff may have additional comments once the table is complete.

The Fund has provided the requested information in the Revised Registration Statement.

Sumeera Younis, Esq.

February 21, 2017

3. It appears that short sales are a principal strategy of the Fund. Confirm that short expenses (i.e., dividends paid on stocks sold short) are included in the fee table.

The Fund confirms that short expenses have been reflected in the fee table in the Revised Registration Statement to the extent required by Form N-1A.

4. Please confirm that Acquired Fund Fees and Expenses (“AFFE”) greater than 0.01% will be included under Annual Fund Operating Expenses. If applicable, please add the footnote required by Item 3, Instruction 3(f)(vi), which states that AFFE is based on estimated amounts for the current fiscal year.

Based on its estimates for the current fiscal year, AFFE will not exceed 0.01% of the Fund’s average net assets. In the event that AFFE exceed 0.01% of the Fund’s average net assets in the future, the Fund confirms that such amounts will be included in the fee table along with the corresponding footnote.

Example

5. Please provide a completed Example.

The Fund has provided the requested information in the Revised Registration Statement.

Principal Investment Strategies

6. The item 4 principal investment strategies should provide a summary of the Fund’s principal investment strategies. Form N-1A requires a fund to disclose its principal investment strategies, including the type or types of securities in which the fund principally invests or will invest. See Items 4(a) and 9(b) of Form N-1A. Whether a particular strategy, including a strategy to invest in a particular type of security, is a principal investment strategy depends on the strategy’s anticipated importance in achieving the fund’s investment objectives, and how the strategy affects the fund’s potential risks and returns. See Instr. 2 to Item 9(b) of Form N-1A. In assessing what is a principal investment strategy, a fund should consider, among other things, the amount of the fund’s assets expected to be committed to the strategy, the amount of the fund’s assets expected to be placed at risk by the strategy, and the likelihood of the fund losing some or all of those assets from implementing the strategy.

The item 4 principal investment strategies currently describes 19 investment strategies and lists a myriad of asset types than can all be used without limitation. Please revise the disclosure to reflect only the strategies and types of investments in which the fund intends to invest. In addition, please revise this section for plain English and remove any redundant language and concepts.

The Fund notes that a number of revisions have been made to the strategy sections of its prospectus for the purposes of shortening and clarifying the disclosure. The Fund notes,

Sumeera Younis, Esq.

February 21, 2017

furthermore, that it has condensed the Item 4 strategy language so that it more concisely summarizes the disclosure provided in response to Item 9. The revised Item 4 strategy disclosure is presented in Appendix A hereto, marked to show changes from the initial Registration Statement filing.

The Fund notes that its strategy disclosure, as revised, continues to identify a broad range of principal investment strategies and security types. The Fund believes that this broad disclosure accurately describes the investment strategies to which the Fund’s shareholders will or may be exposed, and that it is accurate, responsive to Form N-1A and useful to investors. The Fund notes, furthermore, that its approach to its strategy disclosure is in-line with industry practices. The Fund notes, as three recent examples, that the Columbia Alternative Beta Fund and Columbia Diversified Absolute Return Fund (each a series of Columbia Funds Series Trust I, File No. 2-99356), BlackRock Alternative Capital Strategies Fund (a series of BlackRock Funds, File No. 33-26305) and BNY Mellon Absolute Insight Multi-Strategy Fund (a series of BNY Mellon Absolute Insight Funds, Inc., File No. 33-202460), among others, are alternative investment-focused mutual funds that include similarly broad strategy disclosures in their offering documents.

7. On page 2, the disclosure states, “the Adviser may also manage a portion of the Fund’s assets directly.” Please disclose if there is a limit to the portion of the Fund’s assets the Adviser can manage directly or a limit on how long the Adviser can manage such assets?

There is no limit on the portion of the Fund’s assets that the Adviser may manage directly and no limit on how long the Adviser can manage such assets. The Fund has revised the referenced disclosure to read as follows (new text underlined): “the Adviser may also manage all or a portion of the Fund’s assets directly.”

8. On page 3, the disclosure states the Fund and Adviser intend to request an exemptive order from the SEC. Please move this disclosure outside of the summary section (e.g., in response to item 10 of Form N-1A) as it is does not describe a principal investment strategy.

The Fund has made the requested change in the Revised Registration Statement. Supplementally, the Fund notes that it intends to submit its application for exemptive relief soon after the date hereof.

9. On page 3, the disclosure states the Underlying Managers may implement other investment strategies than those assigned to them. Please explain how these investment strategies and their corresponding risks will be disclosed to investors.

The Fund respectfully submits that the tabular disclosure on page 3 describes the principal investment strategy of each Underlying Manager. The narrative disclosure below the table notes that each Underlying Manager may implement other investment strategies, in addition to its principal strategy. To the extent that any such strategy becomes a principal strategy of the Fund and is not otherwise disclosed, the Fund will supplement the disclosure in the prospectus to include such information in the more detailed description of the Underlying Manager.

Sumeera Younis, Esq.

February 21, 2017

10. On page 3, the disclosure describes Wilshire’s due diligence process. Clarify what Wilshire is selecting and the process by which it selects Underlying Managers. Also, explain, in response to Item 10, the Adviser’s oversight and involvement in selecting Underlying Managers and clarify how the selection is “the Adviser’s ultimate responsibility,” as Wilshire seems to have a significant role in the selection process.

The Fund has made certain clarifying revisions to the description of Wilshire’s role in the Fund Summary section of the prospectus. The revisions are shown in Appendix A. The Fund has also added the following sentences as a third paragraph under the heading “Investment Adviser” in the “Management of the Fund—Investment Adviser, Primary Sub-Adviser and Advisory Arrangements” section of the prospectus:

The Adviser is responsible for allocating assets (i) among Underlying Managers and Alternative Beta Providers, and (ii) in the case of Underlying Managers and Alternative Beta Providers that offer more than one investment strategy, among strategies managed by individual Underlying Managers and Alternative Beta Providers. The Adviser also has authority to manage all or a portion of the Fund’s assets directly on a discretionary basis. As described below, the Adviser receives recommendations from Wilshire in identifying and allocating capital among Underlying Investment Managers and Alternative Beta Providers (and among their strategies). However, the Adviser (and not Wilshire) retains the ultimate responsibility for selecting, retaining, negotiating with and monitoring the Underlying Managers and Alternative Beta Providers. Subject to oversight by the Adviser and the Fund’s Board of Trustees, Underlying Managers directly manage allocated portions of Fund assets on a discretionary basis.

By way of clarification, the Fund supplementally notes that the Adviser has discretionary authority with respect to the Fund’s assets, while Wilshire does not. Wilshire is responsible for recommending Underlying Managers and Alternative Beta Providers, and individual strategies offered by Underlying Managers and Alternative Beta Providers, while the Adviser is responsible for selecting the providers and allocating assets to the providers and strategies recommended by Wilshire. This arrangement is described in the strategy disclosure in the prospectus.

11. On page 4, the disclosure discusses macroeconomic variables and lists macroeconomics as an example. Please revise. Please also rewrite the Global Macro description in plain English.

The Fund has made the requested change in the Revised Registration Statement. Please see the revised Fund Summary strategy disclosure in Appendix A.

12. On page 4, the disclosure in the “Event Driven” section includes a litany of hypothetical events. This disclosure is not appropriate for a summary. Please include under Item 9.

The Fund has revised the disclosure in the Revised Registration Statement accordingly. Please see the revised Fund Summary strategy disclosure in Appendix A.

Sumeera Younis, Esq.

February 21, 2017

13. On page 4, the disclosure defines Alternative Beta Providers and notes that they “may pursue a wide range of investment approaches, including strategies that seek to replicate key investment characteristics of the strategies described under “Principal Strategies-Underlying Managers”. Please explain how Alternative Beta Providers are not Underlying Managers and also explain how their work is not duplicative.

The Fund notes that the Fund Summary in the Revised Registration Statement includes the two new sentences reproduced below, which are intended to clarify the function of the Alternative Beta Providers:

The Fund invests in Alternative Beta Strategies by entering into a total return swap (or similar instrument or other arrangement) with an Alternative Beta Provider, a financial institution. Alternative Beta Providers are swap (or similar instrument) counterparties, not sub-advisers.

The Fund also added the following sentence immediately ahead of the “Principal Strategies—General” subsection within the Fund Summary: “The Adviser will make determinations regarding whether a particular strategy is most efficiently effected through an Underlying Manager or an Alternative Beta Provider in its discretion on a case-by-case basis.”

Supplementally, and for the avoidance of doubt, the Fund respectfully submits that Underlying Managers and Alternative Beta Providers are fundamentally different, as Underlying Managers are sub-advisers engaged by the Fund, while Alternative Beta Providers are financial institutions providing investment exposure by acting as swap counterparties or through similar means. Moreover, the Fund respectfully submits that the work done by Alternative Beta Providers and Underlying Managers will not be duplicative. Certain investment strategies may be available only through an Underlying Manager and not through an Alternative Beta Provider, or vice versa. When a given strategy is available through both an Underlying Manager or an Alternative Beta Provider, the Adviser will allocate the assets of the Fund to either an Underlying Manager or an Alternative Beta Provider, depending on the Adviser’s view of which form of investment provides the best risk-adjusted return for the particular strategy.

14. Please consolidate the three risk premia strategies sections in the summary prospectus.

The Fund has made the requested change in the Revised Registration Statement. See Appendix A.

15. On page 7, please disclose the maturity, duration and quality requirements for any fixed income securities.

The Fund respectfully submits that the disclosure is complete as drafted. The Fund is not subject to constraints related to maturity, duration, or quality of fixed income securities.

Sumeera Younis, Esq.

February 21, 2017

16. On page 7, the disclosure notes the Fund will invest in master limited partnerships. Relatedly, consider disclosing specific tax risks, if any, associated with master limited partnerships.

Disclosure related to the Fund’s potential interests in MLPs has been removed from the Fund Summary and Item 9 strategy disclosure. Disclosure describing the Fund’s potential investments in MLPs, including related tax risks, has been added to the statement of additional information (the “SAI”) in the Revised Registration Statement.

17. On page 8, disclose the specific types of derivatives the Fund will use and the purpose for which a particular derivative will be used.

The Fund respectfully submits that each type of derivative referred to may be used by the Fund in the implementation of a principal investment strategy. Accordingly, the Fund believes that its derivatives related disclosure is appropriate and responsive to Form N-1A.

18. Consider defining “Alternative Beta Strategies” earlier in the document. The term is used in the first paragraph of the Principal Investment Strategies section on page 8 but not defined until page 11.

The Fund has made the requested change in the Revised Registration Statement. See Appendix A.

Principal Risks

19. Consider the level of investment the Fund will have in ETFs and if appropriate, include additional ETF risk disclosure.

The Fund notes that the Registration Statement includes the risks associated with ETF investments in a broader “Exchange-Traded Product Risk.” The Fund has added the following two sentences to the end of the Item 9 “Exchange-Traded Product Risk,” in the interest of completeness:

Certain ETFs may entail risks generally associated with actively managed investment products, including investment style risk. ETFs that seek to track an index or other benchmark may involve tracking risk.

20. The principal risk disclosure does not describe the risks associated with the fact that bank loans can take significantly longer than seven days to settle, specifically, that this can translate into a risk for investors that they are not paid in a timely manner or that the Fund may be forced to incur losses in order to pay redemption proceeds on time. The principal risk disclosure does not describe the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws. The disclosure also does not address how the Fund intends to meet short-term liquidity needs which may arise as a result of a lengthy settlement period.

Sumeera Younis, Esq.

February 21, 2017

Please supplementally explain whether the Fund considers these principal risks. If not, please explain the basis for that determination. Otherwise, please revise the principal risks disclosure accordingly.

The Revised Registration Statement moves the “Loans and Other Direct Indebtedness Risk” from the “Additional Risks” section of the prospectus to the “Additional Description of the Principal Risks of the Fund” section and adds a corresponding summary risk disclosure in the Fund Summary. The Fund has also revised this risk disclosure so that it more completely addresses issues relating to illiquidity and regulatory uncertainty. The Fund also notes that “Additional Description of the Principal Risks of the Fund—Liquidity Risk” and “Redemptions—Redemptions In-Kind” in the Fund’s prospectus comment generally on liquidity risk and potential approaches that the Fund could take to address liquidity shortfalls.

21. On page 9, the disclosure for “Conflicts of Interest Risk” includes a cross-reference to the Statement of Additional Information (“SAI”). Remove this cross-reference from the summary section. See IM Guidance Update 2014-08 (June 2014). Also, in the item 9 risk disclosure, direct the investor to the location in the SAI where an investor can find this information, because there is no clear heading in the SAI that relates to conflicts of interest.

The Fund has made the requested changes in the Revised Registration Statement.

22. On page 10, the disclosure lists “Exchange-Traded Product Risk.” The Principal Investment Strategies section notes that the Fund will invest only in exchange-traded funds. If ETFs are the only ETP in which the Fund will invest, then tailor this risk. If the Fund invests in other exchange traded products, consider if disclosing those products specifically in the Principal Investment Strategies section.

The “Principal Strategies—General” section in the Fund Summary in the prospectus, as originally drafted, indicates that the Fund may invest in exchange-traded funds, exchange-traded vehicles, and exchange-traded notes as part of its principal investment strategies. The Fund therefore respectfully submits that revisions to the existing disclosure in response to this comment are not necessary.

23. On page 10, the disclosure lists “Foreign Investment and Emerging Markets Risk” as a principal risk. If investing in emerging markets is a principal investment strategy, include it in the Principal Investment Strategies Section, and disclose how a country is determined to be in an emerging market.

The Fund respectfully submits that, pursuant to the strategy language included in the “Principal Investments—General” section of its Fund Summary, its investments may include “U.S. securities and non-U.S. securities, including securities denominated in a currency other than the U.S. dollar.” The Fund has clarified this disclosure by adding the parenthetical “(including emerging market securities)” to the language referenced in the preceding sentence.

In response to the final clause of this comment, the Fund has added the following sentence to “Risks of Foreign Investments—Emerging Market Countries” within the “Additional Information on Investment Techniques and Related Risks” section of the SAI:

Sumeera Younis, Esq.

February 21, 2017

The Fund considers emerging markets to be those markets in any country other than Canada, Luxembourg, the U.S. and the countries comprising the MSCI EAFE Index (currently, Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom).

24. On page 29, the disclosure states that the Fund may engage in transactions involving total return swaps (“TRS”). A TRS is a “senior security” for purposes of section 18 of the Investment Company Act of 1940. For section 18 purposes, when a fund engages in TRS, the fund will need to “set aside” an appropriate amount of liquid assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). See also additional guidance found at

https://www.sec.gov/divisions/investment/seniorsecurities- bibliography.htm. In addition, please note that the Commission has issued a release proposing to update the regulation of fund use of derivatives for purposes of section 18 of the ICA. See Use of Derivatives by Registered Investment Companies and Business Development Companies, Investment Company Act Release No. 31933 (Dec. 11, 2015). Accordingly, please be aware that the Commission could issue a new rule and/or guidance relating to fund use of derivatives, such as TRS, and leverage, which could impact the manner in which the Fund operates.

The Fund acknowledges the Staff’s comment.

Management

25. On page 16, the disclosure describes the purpose of the primary adviser. Please move this description to item 10 as this disclosure is not permitted nor required by item 5 of Form N- 1A. See General Instruction C.3.a of Form N-1A.

The Fund has made the requested change in the Revised Registration Statement.

Additional Risks

26. On page 31, in the description of Foreign Investments and Emerging Markets Risk, please disclose if the Fund intends to invest more than 25% of its net assets in the sovereign debt of a single foreign country.

The Fund respectfully submits that it is not subject to geographical restrictions and declines to revise its disclosure in response to this comment.

27. On page 46, consider renaming the section titled “Portfolio Turnover” to “Portfolio Turnover Risk” for consistency with your other headings.

The Fund has made the requested change in the Revised Registration Statement.

Tax Information

Sumeera Younis, Esq.

February 21, 2017

28. Please disclose that distributions made to tax-advantaged accounts may be taxed upon withdrawal from the account.

The Fund has added the referenced disclosure to the “Tax Information” section of the Fund Summary.

Distribution Arrangements

29. On page 57, the prospectus states that “Class A shares may be offered without an initial sales charge through certain retirement platforms and through certain financial intermediary platforms.” Please identify the class of investors entitled to the waiver or reduction in sales changes with specificity. See Rule 22d-1 under the 1940 Act and item 12(a)(2) of Form N-1A. See also IM Guidance Update 2016-06 (December 2016).

The Fund submits that the referenced disclosure is intended to put investors on notice of arrangements that may be established in the future, but that are not currently in place. To the extent the Fund employs intermediary- or platform-specific sales charge variations, the Fund intends to update the relevant disclosure in accordance with applicable rules and Staff guidance.

30. Include information responsive to item 12(a)(5) of Form N-1A.

The Fund has added the relevant disclosure to the Revised Registration Statement under “Shareholders’ Guide—Choosing a Share Class.”

Statement of Additional Information

Fundamental Policies

31. Clarify that fundamental investment restriction (1) related to restrictions on issuing senior securities or borrowings are not limited to the time of borrowing.

The Fund respectfully declines to revise the referenced fundamental investment restriction. The investment restriction and related disclosure are accurate as drafted and are adequately responsive to Item 16(c) of Form N-1A.

32. With respect to fundamental investment restriction (2), please note that a fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the fund will consider the concentration of its underlying investment companies when determining the fund’s compliance with its concentration policies.

The Fund has added the following as the last sentence in the paragraph under the heading “Fundamental Investment Restriction (2)” in the “Investment Policies and Restrictions” section of the SAI: “For purposes of determining compliance with Fundamental Investment Restriction (2), the Fund will consider the concentration policies of the underlying investment companies in which it invests.”

Sub-Advisory Fees

Sumeera Younis, Esq.

February 21, 2017

33. Disclose the compensation of each investment adviser, including sub-advisers. The sub-adviser compensation must be disclosed regardless of whether the sub-adviser is paid by the fund or the primary Adviser.

The Fund and its primary adviser, FS Funds, LLC, expect to submit an application to the Commission for a multi-manager exemptive order. The Fund expects this order to, among other things, permit the disclosure of subadvisory fees on an aggregated basis. The Fund intends to update the disclosure related to subadvisory fees in its SAI to provide aggregated subadvisory fee disclosure in a future registration statement amendment.

34. Disclose the method of calculating the advisory fee including the percentage of the fee and its basis (e.g., total assets, managed assets, net) and the amount of any breakpoint discounts. Please also confirm that when available, the amount of any offset and credits paid for any of the last three fiscal years (e.g., waivers or expense reimbursements) will be disclosed in the SAI.

The Fund has made the requested change in the Revised Registration Statement. The Fund further confirms that, once available, the amount of any offset and credits paid for any of the last three fiscal years (e.g., waivers or expense reimbursements) will be disclosed in the SAI.

Cayman Subsidiary

35. Confirm in correspondence that the financial statements of the Subsidiary will be consolidated with those of the Fund.

The Fund confirms that the financial statements of the Subsidiary will be consolidated with those of the Fund.

36. Confirm in correspondence that: (1) the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

The Fund supplementally confirms that: (1) the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act of 1940, as amended, and the rules thereunder.

Sumeera Younis, Esq.

February 21, 2017

37. Confirm bracketed information on page 4 relating to the Subsidiary. Additionally, since the Fund has not received a private letter ruling from the IRS, please explain the Fund’s basis for determining that undistributed income is qualifying income.

The Fund has revised the referenced language as marked below (new text underlined and deletions in ~~strikethrough~~):

~~The Fund has not applied for a private letter ruling from the Internal Revenue Service (“IRS”) with respect to the tax treatment of income and gains generated by investments in commodity-linked notes and income generated by investments in controlled foreign corporations, such as the Subsidiary. The IRS has previously issued a number of private letter rulings to mutual funds, which indicate that income from a fund’s investment in a wholly-owned foreign subsidiary that invests in commodity-linked derivatives, such as the Subsidiary, constitutes qualifying income. The IRS currently has suspended issuance of any further private letter rulings pending a review of its position.~~ The Fund intends to limit its investments in the Subsidiary in order to meet the income and diversification requirements for qualification as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). For example, in order to meet the diversification requirement, the Fund may not invest more than 25% of the value of its total assets in the securities (other than those of the U.S. Government or other RICs) of any one issuer. Therefore, the Fund generally may not invest more than 25% of the value of its total assets in the Subsidiary. Additionally, in order to qualify as a regulated investment company, the Fund must, among other things, derive at least 90% of its gross income from certain specified sources (“qualifying income”). So-called Subpart F income included in the Fund’s gross income by virtue of its investment in its Subsidiary is qualifying income to the extent that the Subsidiary timely distributes to the Fund an amount at least equal to such subpart F income. The Subsidiary intends to make such distribution or distributions. If a Subsidiary were to fail to make such a distribution or distributions, such failure could adversely affect the Fund’s ability to qualify as a regulated investment company. Please see “Income Dividends, Capital Gains Distributions, and Tax Status” for additional information about certain tax aspects of the Fund’s investment in the Subsidiary.

The Fund has also added new disclosure under the heading “Additional Information on Investment Techniques and Related Risks--CPO Exclusion” to clarify its “commodity pool operator” status.

38. Clarify that the Fund will look through the Subsidiary for the purposes of compliance with all of the Fund’s Section 8 fundamental policies.

The Fund confirms that it will look through the Subsidiary for the purposes of compliance with all of the Fund’s Section 8 fundamental policies.

39. On page 63, identify the Custodian of the Subsidiary.

The Fund has made the requested change in the Revised Registration Statement.

Sumeera Younis, Esq.

February 21, 2017

40. Since the investment advisory agreement between the Subsidiary and FS is a material contract, please include it as an exhibit to the registration statement.

The Fund will include the advisory agreement as an exhibit to a future pre-effective amendment to its Registration Statement.

Purchases

41. On page 68, a partial fee table presentation is shown that purports to show all of the fees and expenses to be incurred by investors either directly or indirectly. Revise this presentation for completeness.

The Fund has removed the referenced disclosure, which is duplicative of disclosure included elsewhere in the Registration Statement.

Trustee Qualifications

42. Provide Item 17 Trustee Qualifications information.

The Fund will include this information in a future pre-effective amendment to its Registration Statement.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me (at 617-951-7831) or James E. Thomas (617-951-7367).

Sincerely,

/s/ Robert. M. Schmidt

Robert M. Schmidt

cc:	Stephen S. Sypherd
John M. Loder
James E. Thomas

Sumeera Younis, Esq.

February 21, 2017

Appendix A: Revisions to Item 4 Strategy Language

PRINCIPAL INVESTMENT STRATEGIES

The Fund seeks to achieve its investment objective by actively allocating its assets across a broad spectrum of alternative investment strategies. The Fund will seek to provide exposure to alternative strategies with low correlation to equity and fixed income markets, which can enhance portfolio diversification. The strategy will be implemented through a rigorous quantitative and qualitative process intended to select high quality Underlying Managers and Alternative Beta Strategies (each as defined below).

FS Funds, LLC (“FS” or the “Adviser”) typically allocates the assets of the Fund among a number of (i) asset managers (the “Underlying Managers”) that directly manage a portion of Fund assets in alternative investment strategies, and (ii) alternative beta providers (“Alternative Beta Providers”) that offer the Fund exposure to the “beta” portion—or market- related portion—of the returns of particular investment strategies (“Alternative Beta Strategies ~~(as described below~~”). The Adviser may also manage all or a portion of the Fund’s assets directly. The Underlying Managers are sub-advisers to the Fund. The Fund invests in Alternative Beta Strategies by entering into a total return swap (or similar instrument or other arrangement) with an Alternative Beta Provider, a financial institution. Alternative Beta Providers are swap (or similar instrument) counterparties, not sub-advisers. The strategies employed by the Underlying Managers and Alternative Beta Providers are collectively referred to in this Prospectus as “Alternative Investment Strategies.”

~~By allocating the Fund’s assets among a variety of Alternative Investment Strategies, which will vary from time-to-time, the Adviser seeks an overall investment portfolio that is relatively uncorrelated with traditional equity and fixed income markets.~~ The Adviser, with the assistance of the Fund’s primary sub-adviser, Wilshire Associates Incorporated (“Wilshire”), determines the allocation of the Fund’s assets. The Adviser is ultimately responsible for selecting the Alternative Investment Strategies, for identifying and retaining Underlying Managers with expertise in the selected strategies, and for determining the amount of Fund assets to allocate to each Alternative Investment Strategy. The Adviser may adjust allocations from time to time among Alternative Investment Strategies based on its assessment of market conditions and/or other factors. The Adviser, from time to time, may also choose not to allocate to certain Alternative Investment Strategies and there may be lengthy periods of time when there is no allocation to particular Alternative Investment Strategies, Underlying Managers or other strategies described in this Prospectus. Each Underlying Manager is responsible for the day-to-day management of the Fund’s assets that the Adviser allocates to it. ~~The Adviser has the ultimate responsibility to oversee each Underlying Manager, subject to the oversight of the Fund’s Board of Trustees. The Adviser also is responsible for recommending the hiring, termination, and replacement of Underlying Managers.~~

~~The Adviser intends to hire and terminate Underlying Managers in accordance with the terms of an exemptive order that the Fund and the Adviser intend to request from the Securities and Exchange Commission (the “SEC”). This order would permit the Adviser, subject to supervision and approval by the Board of Trustees, to enter into, and to amend in material respects, sub-advisory agreements with Underlying Managers without seeking the approval of the Fund’s shareholders. The Fund will furnish shareholders with information about a new Underlying Manager within 90 days of hiring the Underlying Manager. There is no assurance that the SEC will grant the requested exemptive order.~~

The Adviser ~~has currently entered~~intends to enter into sub-advisory agreements with, and may allocate the Fund’s assets to, the following Underlying Managers:

Sumeera Younis, Esq.

February 21, 2017

Underlying Manager	Strategy
~~[ ] [ ]~~

Basso Capital	Relative Value

MidOcean Credit Partners	Event Driven

The investment strategy for each Underlying Manager listed above is its principal investment strategy, but the Underlying Managers may also implement other investment strategies in the portion of assets assigned to them.

As noted above, the Fund’s primary sub-adviser, Wilshire, assists the Adviser by evaluating and recommending Alternative Investment Strategies to the Adviser for use by the Fund. In addition, Wilshire provides recommendations to the Adviser for allocating and reallocating Fund assets among the Underlying Managers and Alternative Beta Providers and may also provide the Adviser with advice on investment decisions and underlying positions. However, Wilshire does not have discretionary authority with respect to the investment of the Fund’s assets.

~~Wilshire’s manager due diligence process includes both~~In conjunction with recommending Alternative Investment Strategies to the Fund, Wilshire performs due diligence on prospective Underlying Managers. In evaluating Underlying Managers and their strategies, Wilshire employs a due diligence process that includes both qualitative and quantitative analysis, including a proprietary six-step qualitative manager review process that analyzes factors including organization and team, portfolio construction, investment process and risk management. Wilshire’s recommendations to the Adviser regarding investments and asset allocation are guided by portfolio construction techniques are designed to maximize perceived opportunity sets and minimize unintended risks. ~~Its~~Wilshire’s team takes a multi-faceted approach, focusing on expected return, expected risk, market dependency, diversification benefits, potential downside and other factors. Wilshire monitors risk with respect to each Underlying Manager, Alternative Beta Provider, Alternative Investment Strategy and the Fund overall through a comprehensive assessment of risk factors, market sensitivities and exposures. Complementing Wilshire’s review process, the Adviser performs its own due diligence, which may include reviews of the performance, personnel, compliance history, and infrastructure of current and prospective Underlying Managers.

Principal Strategies - Underlying Managers

The Adviser, based on recommendations from Wilshire, may determine to allocate the Fund’s assets to Underlying Managers employing all or a subset of the non-traditional and alternative strategies described below at any one time, and may change those allocations from time to time in its sole discretion. The Adviser may also direct an Underlying Manager to reduce or omit its investment in certain assets or asset classes in an effort to achieve its desired combination of the Fund’s strategies. In the future, Underlying Managers may employ other strategies not described herein.

•	“Equity Long/Short” strategies seek to generate positive absolute returns by long and short investing, based on fundamental evaluations, research and various analytical measurements (e.g., statistical, technical or other factors), in equity and equity-related investments.

•	“Relative Value” strategies seek to identify and benefit from price discrepancies between related assets (assets that share a common financial factor, such as interest rates, an issuer or an index). Relative Value opportunities generally rely on arbitrage (the simultaneous purchase and sale of related assets) and may exist between two issuers or within the capital structure of a single issuer.

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•	“Global Macro” strategies seek to analyze macroeconomic variables ~~(e.g., political trends, macroeconomics, etc.) to identify dislocations and~~to forecast future moves in global asset prices ~~on a directional or relative value basis~~. A variety of different trading and investing styles can be utilized to identify opportunities across an unconstrained universe of markets and investments.

•	“Event Driven” strategies seek to achieve gains from market movements in security prices caused by specific corporate events or changes in perceived relative value. ~~Such events may include mergers, acquisitions, recapitalizations, restructurings, spinoffs, divestitures, management changes, new products or offerings, material litigation, large share buybacks and other situations that may alter a company’s structure, strategy or prospects.~~ Event Driven investing involves taking a view on the likelihood and potential outcome of ~~these~~certain types of corporate events, including business combinations, recapitalizations, restructurings, management changes, and other situations, and taking a long and/or short position in the company’s equity and/or debt securities.

•	“Opportunistic Credit” strategies seek to deliver positive absolute returns regardless of economic cycle or cyclical credit availability. Opportunistic Credit managers seek to maintain diversified exposure across various fixed income and floating rate market segments, with a focus on more liquid markets, assessing the relative value across sectors and adjusting portfolio weightings based on opportunity. They generally employ bottom up credit analysis and a value approach in selecting investments.

•	“Tactical Trading” strategies seek to produce total return by long and short investing across global fixed income, equity, currency and commodity markets. Tactical Trading managers may employ various investment styles. Some Tactical Trading managers may employ both fundamental analysis and quantitative modeling techniques. Tactical Trading managers typically have no bias towards long, short or neutral holdings.

Principal Strategies - Alternative Beta Strategies

Alternative Beta Providers provide the Fund exposure to ~~the “beta” portion—or market-related portion—of the returns of particular investment strategies (“~~Alternative Beta Strategies~~”)~~. Alternative Beta Strategies, sometimes referred to as risk premia strategies, seek to generate returns through particular investments in the broader securities markets that are designed to give exposure to independent risk factors, such as price momentum, size risk, commodity carry risk, and currency carry risk. These strategies call for investments in securities possessing one or more attributes that have historically been associated with, or are otherwise believed to offer, attractive investor returns as a result of their exposure to a particular risk factor. In general, Alternative Beta Strategies, while dependent on market movements for success, are expected to have relatively low correlation to broader market movements.

The Adviser, with assistance from Wilshire, evaluates the actual and potential performance of Alternative Beta Strategies on a risk-adjusted basis. The Adviser will generally seek to allocate capital to Alternative Beta Strategies that offer attractive returns relative to the level of volatility in their investment results. In making investment decisions, the Adviser (and Wilshire, in making recommendations) will consider both the volatility of investment results associated with particular Alternative Beta Strategies and the effect of individual Alternative Beta Strategies on the risk-return profile of the Fund as a whole. The Fund may strategically allocate capital to relatively high-risk strategies if those strategies have the potential to generate correspondingly high returns or otherwise have a positive impact on the risk-return profile of the Fund as a whole.

Alternative Beta Providers may pursue a wide range of investment approaches, including strategies that seek to replicate key investment characteristics of the strategies described under “Principal Strategies—Underlying Managers” above. Alternative Beta Strategies may also include, without limitation:

~~MACRO RISK PREMIA STRATEGIES~~

• Value Strategies: Value strategies seek to take advantage of instruments that have low valuations relative to similar securities.

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•	Carry Strategies: Carry strategies seek to capture the tendency of higher-yielding assets to provide higher returns than lower-yielding assets. An asset’s “carry” is defined as its return assuming that market conditions stay the same, meaning that carry is the income earned if the asset’s price remains constant over the holding period.

•	Curve Strategies: Curve strategies seek to benefit from structural inefficiencies often present in rate and commodity future yield curves. Different points on these curves can be impacted by excessive demand or supply stemming from structural flows from different market participants such as hedgers, producers, borrowers or lenders.

•	Trend/Momentum Strategies: Momentum strategies seek to benefit from the historical tendency of assets’ recent relative performance to continue, typically focusing on investments that have performed relatively well over those that have underperformed. Trend strategies are effectively aggregations of momentum strategies, taking long positions in markets with recent positive returns and short positions in those with recent negative returns. The persistence in price trends has delivered excess returns over time, including and during some abnormal market conditions.

•	Mean Reversion Strategies: Mean reversion investment strategies seek to benefit from the tendency of securities prices or other metrics to revert to their historical mean in a somewhat predictable fashion in a specific time window.

~~MICRO RISK PREMIA STRATEGIES~~

Equity-Specific Strategies:

•	Low Beta: Low-Beta strategies aim to benefit from the tendency of low-beta stocks to outperform high-beta stocks on a risk-adjusted basis (where “beta” refers to a security’s sensitivity to broader market movements). Investors that have the ability to take long positions only or are subject to constraints on their use of leverage may prefer high-beta stocks, which provides an opportunity for low-beta stocks to outperform on a relative basis.

•	Size: Size-based strategies seek to take advantage of the tendency of smaller companies to outperform larger companies on a risk-adjusted basis. This may be due to the fact that smaller companies may be viewed as less transparent and less liquid, and may be avoided by some investors.

•	Value: Value-based equity strategies seek to take advantage of stocks that may be perceived as risky. Value stocks may be discounted by more than is justified, as investors often overestimate their riskiness, potentially positioning these stocks to outperform on a risk-adjusted basis.

•	Quality: Quality equity strategies seek to benefit from the tendency of stocks of companies with strong balance sheets to outperform at times when market sentiment favors companies with strong fundamentals. Investors may tend to underestimate this outperformance, potentially allowing Alternative Beta Strategies to obtain high-quality stocks at attractive prices under certain market conditions.

•	Momentum: Momentum equity strategies aim to take advantage of the tendency for strong relative performers to continue to outperform for certain periods of time. One explanation is that some investors react more slowly to new information, creating a “first-mover” advantage.

~~VOLATILITY RISK PREMIA STRATEGIES~~

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•	Volatility Strategies: Volatility strategies seek to capture returns from market participants’ tendency to overpay for volatility protection. Historically, the average implied volatility of index options has exceeded the realized volatility of the underlying index. This difference represents the volatility premium, or market participants’ willingness to pay for protection against losses when volatility suddenly increases. This strategy can be carried out in many asset classes, such as equities, foreign currencies, and rates.

~~OTHER STRUCTURAL RISK PREMIA STRATEGIES~~

•	Congestion Strategies and Similar Strategies: Congestion strategies seek to monetize structural inefficiencies around indices or other market participants adjusting their positions in a somewhat predictable fashion. For example, many benchmark bond indices rebalance on the last business day of each month. The rebalancing involves bringing new issuances during the month into the index, which leads to buying pressure at month-end from asset managers that seek to track the index. This process has historically resulted in a persistent bullish market phenomenon at ~~month-end~~month- end. Congestion strategies seek to benefit from this phenomenon. Similar Alternative Beta Strategies may also include other strategies that seek to benefit from other structural market phenomena, such has those involving extension of fixed income instruments.

•	Opportunistic, Hedge and Other Strategies: These strategies aim to provide systematic trading methods to capture a perceived or desired risk-adjusted return profile. Certain strategies may use entry or timing mechanisms, while others may exploit more obscure and hard-to-extract risk premia such as strategies that seek to benefit from equity index dispersion (the variance in performance of securities within an index).

The Adviser will make determinations regarding whether a particular strategy is most efficiently effected through an Underlying Manager or an Alternative Beta Provider in its discretion on a case-by-case basis.

Principal Strategies – General

The Fund’s portfolio may include, without limitation: (i) equity securities, including common and preferred stocks, convertible securities, rights and warrants, depositary receipts, real estate investment trusts (“REITs”), pooled investment vehicles, including other investment companies, such as exchange-traded funds (“ETFs”), exchange-traded vehicles (“ETVs”) and partnership interests~~, including master limited partnerships (“MLPs”)~~; (ii) fixed income and/or floating rate securities, including debt issued by companies, debt issued by governments (including the U.S. and foreign governments), their agencies, instrumentalities, sponsored entities and political subdivisions, covered bonds, notes, debentures, debt participations, convertible bonds, non-investment grade securities (commonly known as “junk bonds”), bank loans (including senior secured loans) and other direct indebtedness and exchange-traded notes (“ETNs”); (iii) mortgage-backed and other ~~mortgage-related~~mortgage- related securities, asset-backed securities, municipal securities, to-be announced (“TBA”) securities and custodial receipts; and (iv) currencies. The Fund’s investments may be publicly traded or privately issued or negotiated. The Fund may invest without restriction as to issuer capitalization, currency, maturity or credit rating.

The Fund’s investments may include U.S. securities and non-U.S. securities, (including emerging market securities) including securities denominated in a currency other than the U.S. dollar.

The Fund may use derivatives for a variety of purposes, such as to seek economic exposure to one or more alternative strategies, enhance returns, increase investment flexibility, speculate on a targeted investment opportunity, or for hedging purposes (although the Fund is not required to hedge any of its positions or to use derivatives). The Fund’s derivative investments may include, without limitation: (i) futures contracts, including futures based on equity or fixed income securities and/or equity or fixed income indices, interest rate futures, currency futures and swap

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futures; (ii) swaps, including equity, currency, interest rate, total return, variance and credit default swaps, and swaps on futures contracts; (iii) options, including long and short positions in call options and put options on indices, individual securities or currencies, swaptions and options on futures contracts; (iv) forward contracts, including forwards based on equity or fixed income securities and/or equity or fixed income indices, currency forwards, interest rate forwards, swap forwards and non-deliverable forwards; and (v) other instruments, including structured securities and contracts for differences (“CFDs”) (collectively, “Financial Instruments”). ~~The Fund may obtain exposure to Alternative Beta Strategies in multiple ways, including by entering into total return swap contracts with Alternative Beta Providers or through other Financial Instruments.~~ As a result of the Fund’s use of Financial Instruments or as an investment strategy, the Fund may also hold significant amounts of U.S. Treasury Bills or short-term investments, including money market funds, repurchase agreements, cash and time deposits.

The Fund may obtain investment leverage through the use of Financial Instruments or other means. As a result, the sum of the Fund’s investment exposures may significantly exceed the amount of assets invested in the Fund, although these exposures may vary over time.

The Fund may take long and/or short positions in a wide range of asset classes, including equities, fixed income, commodities and currencies, among others. ~~Long positions benefit from an increase in the price of the underlying instrument or asset class, while short positions benefit from a decrease in that price.~~ The Fund may implement short positions through short sales of any instrument (including ETFs) that the Fund may purchase for investment or by using options, swaps, futures, forwards and other Financial Instruments. For example, the Fund may enter into a futures contract pursuant to which it agrees to sell an asset that it does not currently own at a specified price and time in the future. This gives the Fund a short position with respect to that asset.

The Fund may gain exposure to commodities through investments in other investment companies, ETFs, or other pooled investment vehicles or other commodity-linked investments. The Fund may also gain exposure to commodities through a wholly-owned subsidiary (the “Subsidiary”), which ~~would be~~is advised by the Adviser and may be subadvised by one or more Underlying Managers, and ~~would have~~has the same investment objective as the Fund.

Up to 15 percent of the Fund’s net assets may be invested in illiquid investments, which may include privately placed securities that may only be resold in reliance on Rule 144A under the Securities Act of 1933.

Although the Fund intends to normally invest in a diversified set of Alternative Investment Strategies, it retains the flexibility to allocate as little as none or as much as all of its capital to particular Underlying Managers and/or Alternative Beta Providers. The Fund is considered non-diversified, which means that the percentage of its assets that may be invested in the securities of a single issuer is not limited by the 1940 Act.